Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 11 DATED MARCH 24, 2016
TO THE PROSPECTUS DATED OCTOBER 19, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 19, 2015, Supplement No. 2 dated November 23, 2015, which superseded and replaced all previous supplements to the prospectus, Supplement No. 3 dated December 4, 2015, Supplement No. 4 dated January 5, 2016, Supplement No. 5 dated January 20, 2016, Supplement No. 6 dated February 1, 2016, Supplement No. 7 dated February 4, 2016, Supplement No. 8 dated February 11, 2016, Supplement No. 9 dated March 4, 2016 and Supplement No. 10 dated March 8, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.; and
(2)	an update regarding our credit facility.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of March 21, 2016, we had accepted investors’ subscriptions for, and issued, a total of approximately 49.4 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $490.2 million (including shares issued pursuant to our distribution reinvestment plan). As of March 21, 2016, approximately 250.6 million shares of our common stock remained available for sale in the offering for approximately $2.5 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2016, we may extend the offering as permitted under applicable law. Notwithstanding the foregoing, we reserve the right to terminate this offering at any time. Our board of directors will continue to evaluate the timing for the close of the offering, and currently expects the offering to close during the first half of 2016. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.
PROSPECTUS UPDATE
Credit Facility
The following information supersedes and replaces the third paragraph of the section of our prospectus captioned “Investment Objectives and Policies — Debt — Credit Facility” beginning on page 118 of the prospectus.
Up to 15% of the aggregate revolving loan commitments may be used for issuing letters of credit, and up to 10% of the aggregate original revolving loan commitments, not to exceed $50 million or the current aggregate revolving loan commitments, may be used for short term (ten days or less in any calendar month) advances. Subject to meeting certain conditions described in the Amended Credit Agreement and the payment of certain fees, aggregate borrowings under the Amended Credit Facility may be increased up to a maximum of $1.25 billion. The Revolving Loans (together with any letters of credit and swing line loans) mature on December 12, 2018; however, we may elect to extend the maturity dates of such loans to December 12, 2019, subject to satisfying certain conditions described in the Amended Credit Agreement. The Term Loan matures on December 12, 2019.

CCIT2-SUP-11D